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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)

                            ------------------------

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              BROADCOM CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            ------------------------

                              BROADCOM CORPORATION
                       (NAME OF FILING PERSON (OFFEROR))

                            ------------------------
 CERTAIN OPTIONS TO PURCHASE CLASS A OR CLASS B COMMON STOCK, PAR VALUE $0.0001
                                   PER SHARE,
              HAVING AN EXERCISE PRICE PER SHARE OF $45.00 OR MORE
                         (TITLE OF CLASS OF SECURITIES)

                                  111320 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           (UNDERLYING COMMON STOCK)

                              DAVID A. DULL, ESQ.
                      VICE PRESIDENT OF BUSINESS AFFAIRS,
                         GENERAL COUNSEL AND SECRETARY
                              BROADCOM CORPORATION
                              16215 ALTON PARKWAY
                         IRVINE, CALIFORNIA 92618-3616
                                 (949) 450-8700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                              ROD J. HOWARD, ESQ.
                           S. JAMES DIBERNARDO, ESQ.
                             STEPHEN B. SONNE, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                             TWO EMBARCADERO PLACE
                                 2200 GENG ROAD
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 424-0160

                            ------------------------

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
                   ----------------------                                         --------------------
                        $615,832,829                                                  $123,166.57

 * As of April 25, 2001. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 45,684,928 shares of common stock of Broadcom Corporation will be tendered and cancelled pursuant to this offer, which is unlikely to occur. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Broadcom's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Broadcom believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our Class A common stock, Broadcom believes these options have little or no current value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable.

   Form or Registration No.: Not applicable.

   Filing party: Not applicable.

   Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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

     WE HAVE NOT COMMENCED THE OFFER TO WHICH THIS SCHEDULE TO PERTAINS. THIS SCHEDULE TO THEREFORE REMAINS SUBJECT TO COMPLETION AND CHANGE. A COMPLETED SCHEDULE TO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN WE COMMENCE THE OFFER. THE TERMS AND CONDITIONS OF THE OFFER ARE SUBJECT TO CHANGE PRIOR TO OR DURING THE OFFERING PERIOD. YOU SHOULD READ THE COMPLETED SCHEDULE TO WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE SCHEDULE TO AND OTHER FILED DOCUMENTS CAN BE OBTAINED WITHOUT CHARGE AT THE SEC'S
WEBSITE: WWW.SEC.GOV.

     The filing of this Schedule TO shall not be construed as an admission by Broadcom Corporation that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to
Exchange, dated May   , 2001 (the "Offer to Exchange"), attached hereto as
Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Broadcom Corporation, a California corporation (the "Company"), the address of its principal executive offices is 16215 Alton Parkway, Irvine, California 92618-3616, and its telephone number is
(949) 450-8700. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Broadcom") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees to purchase shares of the Company's Class A common stock, par value $.0001 per share (the "Class A common stock"), and all options held by current employees to purchase shares of the Company's Class B common stock, par value $.0001 per share (the "Class B common stock" and collectively with the Class A common stock, are referred to as the "common stock"), with an exercise price per share of $45.00 or more that are currently outstanding under any of the following stock option plans or arrangements (the "Options") (all such plans, arrangements and assumptions are sometimes hereinafter referred to collectively as the "Option Plans"):

          (i) the Broadcom Corporation 1998 Stock Incentive Plan (the "1998 Plan");

          (ii) any of the following stock option plans or commitments the Company has assumed in connection with its acquisition of the plan sponsor: the Allayer Communications 1997 Equity Incentive Plan; the Altima Communications, Inc. 1997 Stock Option Plan; the AltoCom, Inc. 1997 Stock Plan; the BlueSteel Networks, Inc. 1999 Stock Incentive Plan; the Element 14, Inc. Unapproved Share Option Scheme; the Epigram, Inc. 1996 Stock Plan; the Innovent Systems, Inc. 2000 Stock Option/Stock Issuance Plan; the NewPort Communications, Inc. 1998 Stock Option/ Stock Issuance Plan; the Pivotal Technologies Corp. 1998 Stock Option Plan; the Puyallup Integrated Circuit Company Amended and Restated 1996 Stock Option Plan; the SiByte, Inc. 1998 Stock Incentive Plan; the SiByte, Inc. 2000 Key Employee Stock Plan; the Silicon Spice Inc. 1996 Stock Option Plan; the Stellar Semiconductor, Inc. 1997 Stock Option/Stock Issuance Plan; or the Stellar Semiconductor, Inc. 1999 Equity Incentive Plan; or

          (iii) either the ServerWorks Corporation 2000 Long Term Incentive Plan or the ServerWorks Corporation Stock Option Plan 1.1, but only if that option was granted after January 4, 2001 to a new employee hired by ServerWorks Corporation after January 4, 2001;

for New Options (the "New Options") to be granted under the 1998 Plan to purchase shares of the Company's Class A common stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of

Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer").

     Each option holder who chooses to tender any Options pursuant to the Offer will also be required to tender all options granted to such option holder after
November   , 2000 regardless of exercise price. For purposes of the Offer, options originally granted by companies that the Company has acquired after
November   , 2000 will be deemed to have been granted on the closing date of the acquisition, when the Company assumed the option, and not on the date the option was originally granted by the acquired company. The number of shares of common stock subject to each New Option will be equal to the number of shares of common stock subject to the tendered option that is accepted in exchange for that New Option.

     With respect to any Option with an exercise price of $45.00 or more that is not tendered and accepted for exchange and cancelled pursuant to the Offer, the Company will grant to those employees who continue to be employees of the Company or a subsidiary of the Company through the grant date a "Supplemental Option" under the 1998 Plan to purchase shares of our Class A common stock. The Company expects to grant Supplemental Options to individuals who do not tender any of their Options for exchange in June 2001. The Company expects to grant Supplemental Options to individuals who exchange one or more, but not all, of their Options pursuant to the Offer on the same date the Company grants their New Options. Each Supplemental Option will have an exercise price per share equal to the last reported sale price of the Company's Class A common stock on the Nasdaq National Market on the grant date. The number of shares of Class A common stock for which each such Supplemental Option will be granted will be a specified percentage of the number of shares of common stock subject to the outstanding Option to which the Supplemental Option relates. The applicable percentage for each Supplemental Option will vary in accordance with the exercise price currently in effect for the corresponding outstanding Option. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Status of Eligible Options Not Exchanged; Supplemental Options"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in
Schedule I to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged; Supplemental Options"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("New Options and Supplemental Options will Differ from Eligible Options and Required Options"), Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences"),
Section 16 ("Extension of Offer; Termination; Amendment"), Section 19 ("Miscellaneous") and Appendix A ("Summary of Terms of New Options and Supplemental Options Compared with the Terms of the Eligible Options and Required Options to be Exchanged and Cancelled") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Broadcom") and Section 18 ("Additional Information"), and on pages F-2 through F-30 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)   Offer to Exchange, dated May   , 2001.
(a)(2)*  Form of Letter of Transmittal.
(a)(3)   Broadcom Corporation Annual Report on Form 10-K for its
         fiscal year ended December 31, 2000, filed with the
         Securities and Exchange Commission (the "Commission") on
         April 2, 2001, is incorporated herein by reference.
(a)(4)   Addendum for Employees in Belgium.
(a)(5)   Addendum for Employees in Canada.
(a)(6)   Addendum for Employees in France.
(a)(7)   Addendum for Employees in India.
(a)(8)   Addendum for Employees in Japan.
(a)(9)   Addendum for Employees in the Netherlands.
(a)(10)  Addendum for Employees in the People's Republic of China.
(a)(11)  Addendum for Employees in Singapore.
(a)(12)  Addendum for Employees in the United Kingdom.
(b)      Not applicable.
(d)(1)   Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through April 20, 2001, is incorporated herein by reference to Appendix B of the Company's definitive proxy statement filed with the Commission on April 27, 2001.
(d)(2)*  Form of Cancellation/Regrant Program Notice of Grant of
         Stock Option under the Broadcom Corporation 1998 Stock
         Incentive Plan.
(d)(3)*  Form of Cancellation/Regrant Program Stock Option Agreement
         under the Broadcom Corporation 1998 Stock Incentive Plan.
(d)(4)*  Addendum to Stock Option Agreement for International
         Employees.
(d)(5)*  Addendum to Stock Option Agreement for Employees in the
         United Kingdom.
(d)(6)   Allayer Communications 1997 Equity Incentive Plan, as
         amended, is incorporated herein by reference to the
         Company's registration statement on Form S-8 filed with the
         Commission on January 10, 2001.
(d)(7)   Altima Communications, Inc. 1997 Stock Option Plan, as
         amended, is incorporated herein by reference to the
         Company's registration statement on Form S-8 filed with the
         Commission on November 2, 2000.
(d)(8)   AltoCom, Inc. 1997 Stock Plan is incorporated herein by
         reference to the Company's registration statement on Form
         S-8 filed with the Commission on September 23, 1999.
(d)(9)   BlueSteel Networks, Inc. 1999 Stock Incentive Plan is
         incorporated herein by reference to the Company's
         registration statement on Form S-8 filed with the Commission on March 23, 2000.
(d)(10)  Element 14 Unapproved Share Option Scheme is incorporated herein by reference to the Company's Registration Statement on Form S-8 filed with the Commission on December 11, 2000.
(d)(11)  Epigram, Inc. 1996 Stock Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on June 9, 1999.
(d)(12)  Innovent Systems, Inc. 2000 Stock Option/Stock Issuance Plan
         is incorporated herein by reference to the Company's
         registration statement on Form S-8 filed with the Commission on November 2, 2000.

(d)(13)  NewPort Communications, Inc. 1998 Stock Option/Stock
         Issuance Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on November 9, 2000.
(d)(14) Pivotal Technologies Corp. 1998 Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on July 10, 2000.
(d)(15)  Puyallup Integrated Circuit Company Amended and Restated
         1996 Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on November 2, 2000.
(d)(16) ServerWorks Corporation 2000 Long Term Incentive Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on April 6, 2001.
(d)(17) ServerWorks Corporation Stock Option Plan 1.1, as amended and restated, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on April 6, 2001.
(d)(18) SiByte, Inc. 1998 Stock Incentive Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on January 10, 2001.
(d)(19) SiByte, Inc. 2000 Key Employee Stock Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on January 10, 2001.
(d)(20) Silicon Spice Inc. 1996 Stock Option Plan (as amended through February 29, 2000) is incorporated herein by reference to the Company's registration statement on Form
         S-8 filed with the Commission on November 9, 2000.
(d)(21)  Stellar Semiconductor, Inc. 1997 Stock Option/Stock Issuance
         Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 23, 2000.
(d)(22) Stellar Semiconductor, Inc. 1999 Equity Incentive Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 23, 2000.
(g)      Not applicable.
(h)      Not applicable.

---------------

* To be filed by amendment.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          Broadcom Corporation

                                          /s/ WILLIAM J. RUEHLE
                                          --------------------------------------
                                                    William J. Ruehle
                                            Vice President and Chief Financial
                                                         Officer

Date: April 30, 2001

                               INDEX OF EXHIBITS

EXHIBIT
NUMBER                                   DESCRIPTION
-------                                  -----------
(a)(1)     --    Offer to Exchange, dated May   , 2001.
(a)(2)*    --    Form of Letter of Transmittal.
(a)(3)     --    Broadcom Corporation Annual Report on Form 10-K for its
                 fiscal year ended December 31, 2000, filed with the
                 Securities and Exchange Commission (the "Commission") on
                 April 2, 2001, is incorporated herein by reference.
(a)(4)     --    Addendum for Employees in Belgium.
(a)(5)     --    Addendum for Employees in Canada.
(a)(6)     --    Addendum for Employees in France.
(a)(7)     --    Addendum for Employees in India.
(a)(8)     --    Addendum for Employees in Japan.
(a)(9)     --    Addendum for Employees in the Netherlands.
(a)(10)    --    Addendum for Employees in the People's Republic of China.
(a)(11)    --    Addendum for Employees in Singapore.
(a)(12)    --    Addendum for Employees in the United Kingdom.
(d)(1)     --    Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through April 20, 2001, is incorporated herein by reference to Appendix B of the Company's definitive proxy statement filed with the Commission on April 27, 2001.
(d)(2)*    --    Form of Cancellation/Regrant Program Notice of Grant of
                 Stock Option under the Broadcom Corporation 1998 Stock
                 Incentive Plan.
(d)(3)*    --    Form of Cancellation/Regrant Program Stock Option Agreement
                 under the Broadcom Corporation 1998 Stock Incentive Plan.
(d)(4)*    --    Addendum to Stock Option Agreement for International
                 Employees.
(d)(5)*    --    Addendum to Stock Option Agreement for Employees in the
                 United Kingdom.
(d)(6)     --    Allayer Communications 1997 Equity Incentive Plan, as
                 amended, is incorporated herein by reference to the
                 Company's registration statement on Form S-8 filed with the
                 Commission on January 10, 2001.
(d)(7)     --    Altima Communications, Inc. 1997 Stock Option Plan, as
                 amended, is incorporated herein by reference to the
                 Company's registration statement on Form S-8 filed with the
                 Commission on November 2, 2000.
(d)(8)     --    AltoCom, Inc. 1997 Stock Plan is incorporated herein by
                 reference to the Company's registration statement on Form
                 S-8 filed with the Commission on September 23, 1999.
(d)(9)     --    BlueSteel Networks, Inc. 1999 Stock Incentive Plan is
                 incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on March 23, 2000.
(d)(10)    --    Element 14 Unapproved Share Option Scheme is incorporated
                 herein by reference to the Company's Registration Statement on Form S-8 filed with the Commission on December 11, 2000.
(d)(11)    --    Epigram, Inc. 1996 Stock Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on June 9, 1999.
(d)(12)    --    Innovent Systems, Inc. 2000 Stock Option/Stock Issuance Plan
                 is incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on November 2, 2000.

EXHIBIT
NUMBER                                   DESCRIPTION
-------                                  -----------
(d)(13)    --    NewPort Communications, Inc. 1998 Stock Option/Stock
                 Issuance Plan is incorporated herein by reference to the
                 Company's registration statement on Form S-8 filed with the
                 Commission on November 9, 2000.
(d)(14)    --    Pivotal Technologies Corp. 1998 Stock Option Plan is
                 incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on July 10, 2000.
(d)(15)    --    Puyallup Integrated Circuit Company Amended and Restated
                 1996 Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed
                 with the Commission on November 2, 2000.
(d)(16)    --    ServerWorks Corporation 2000 Long Term Incentive Plan is
                 incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on April 6, 2001.
(d)(17)    --    ServerWorks Corporation Stock Option Plan 1.1, as amended
                 and restated, is incorporated herein by reference to the
                 Company's registration statement on Form S-8 filed with the
                 Commission on April 6, 2001.
(d)(18)    --    SiByte, Inc. 1998 Stock Incentive Plan, as amended, is
                 incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on January 10, 2001.
(d)(19)    --    SiByte, Inc. 2000 Key Employee Stock Plan is incorporated
                 herein by reference to the Company's registration statement on Form S-8 filed with the Commission on January 10, 2001.
(d)(20)    --    Silicon Spice Inc. 1996 Stock Option Plan (as amended
                 through February 29, 2000) is incorporated herein by
                 reference to the Company's registration statement on Form
                 S-8 filed with the Commission on November 9, 2000.
(d)(21)    --    Stellar Semiconductor, Inc. 1997 Stock Option/Stock Issuance
                 Plan is incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on March 23, 2000.
(d)(22)    --    Stellar Semiconductor, Inc. 1999 Equity Incentive Plan is
                 incorporated herein by reference to the Company's
                 registration statement on Form S-8 filed with the Commission on March 23, 2000.

---------------

* To be filed by amendment.